UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): May 23, 2013



DOLLAR TREE, INC.
(Exact name of registrant as specified in its charter)

VIRGINIA
(State or Other Jurisdiction of Incorporation)

0-25464	26-2018846
(Commission File Number)	(I.R.S. Employer Identification No.)

500 Volvo Parkway
Chesapeake, VA 23320
(Address of Principal Executive Offices and Zip Code)

(757) 321-5000
(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. Results of Operations and Financial Condition.

Today, May 23, 2013, Dollar Tree, Inc. issued a press release reporting its fiscal 2013 first quarter sales and earnings results and announcing that it will hold a publicly available telephone conference call to discuss these results. A copy of the press release is attached to this Form 8-K as Exhibit 99.1 and is incorporated herein by this reference.

The information contained in items 2.02 and 7.01, including that incorporated by reference, is being furnished to the Securities and Exchange Commission. Such information shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that Section. The information shall not be deemed incorporated by reference into any registration statement or other document filed pursuant to the Securities Act of 1933, except as expressly set forth by specific reference in such filing.

Item 7.01. Regulation FD Disclosure.

The information (including disclaimer) presented under Item 2.02 is incorporated by reference into this Item 7.01.

Item 9.01. Financial Statements and Exhibits.

(c)   Exhibits.

99.1   Press Release dated May 23, 2013 issued by Dollar Tree, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

DOLLAR TREE, INC.

Date: May 23, 2013   By: /s/ Kevin S. Wampler
                                Kevin S. Wampler
                                Chief Financial Officer

Exhibit 99.1 - Press release dated May 23, 2013 issued by Dollar Tree, Inc.

Exhibit 99.1

PRESS RELEASE

DOLLAR TREE, INC. REPORTS RECORD FIRST QUARTER RESULTS

- Earnings per diluted share increased 18.0%, to $0.59
- Consolidated net sales increased 8.3%, to $1.87 billion
- Comparable store sales increased 2.1%
- Operating margin increased 70 bps to 11.6%

CHESAPEAKE, Va. - May 23, 2013 - Dollar Tree, Inc. (NASDAQ: DLTR), North America's leading operator of discount variety stores selling everything for $1 or less, reported its results for the quarter ended May 4, 2013 ("first quarter"). Consolidated net sales for the first quarter were a record $1.87 billion, an 8.3% increase compared to $1.72 billion reported for the quarter ended April 28, 2012 ("first quarter 2012"). Comparable store sales increased 2.1%, on top of a 5.6% increase for the first quarter 2012.

Earnings per diluted share for the first quarter were $0.59, an 18.0% increase compared to earnings per diluted share of $0.50 reported for the first quarter 2012.

"I am pleased with the Company's first quarter performance," said President and CEO Bob Sasser. "Sales continued to grow, our earnings per share increased by 18% and we achieved the highest first-quarter operating margin in the Company's history. Our stores are executing at a high level and we are well positioned with great assortments and the best values ever for Memorial Day, Graduation and an exciting summer selling season."

Operating margin for the quarter was 11.6%, a 70 basis point improvement from the 10.9% operating margin in the first quarter 2012. Gross margin increased 20 basis points, to 35.2% compared with 35.0% in the first quarter 2012. Selling, general and administrative expenses improved 50 basis points to 23.6% compared with 24.1% in the first quarter last year.

Cash and cash equivalents at quarter-end totaled $383.3 million, compared with $382.3 million at the end of the first quarter 2012. During the first quarter, the Company repurchased 1.5 million shares for $68.4 million, and ended the quarter with $791.3 million remaining on its share repurchase authorization.

The Company continues to expand. During the first quarter, Dollar Tree opened 94 stores, closed 2 stores, and expanded or relocated 16 stores. Retail selling square footage increased 7.0% compared to a year ago, to 41.2 million square feet.

Guidance

The Company estimates sales for the second quarter of 2013 to be in the range of $1.81 billion to $1.86 billion, based on low-single digit positive comparable store sales. Diluted earnings per share are estimated to be in the range of $0.52 to $0.57.

Full year sales are now estimated to be in the range of $7.81 billion to $7.97 billion. This estimate is based on a range of low-single digit positive comparable store sales. Fiscal year 2013 diluted earnings per share are expected to be $2.61 to $2.77. These estimates assume no impact from potential additional share repurchase activity in 2013.

On Thursday, May 23, 2013, the Company will host a conference call to discuss its earnings results at 9:00 a.m. EDT. The telephone number for the call is 877-879-6243. A recorded version of the call will be available until midnight Thursday, May 30, and may be accessed by dialing 888-203-1112, and the access code is 9362526. A webcast of the call is accessible through Dollar Tree's website, www.dollartreeinfo.com/investors/news/events and will remain online until midnight Thursday, May 30.

Dollar Tree, a Fortune 500 Company, operated 4,763 stores in 48 states and 5 Canadian Provinces as of May 4, 2013, with total retail selling square footage of 41.2 million. To learn more about the Company, visit www.DollarTree.com.

A WARNING ABOUT FORWARD‑LOOKING STATEMENTS: Our press release contains "forward-looking statements" as that term is used in the Private Securities Litigation Reform Act of 1995. Forward-looking statements address future events, developments or results and typically use words such as believe, anticipate, expect, intend, plan, forecast, or estimate. For example, our forward-looking statements include statements regarding second quarter and full year sales, second quarter and full year diluted earnings per share, and second quarter

and full year comparable store sales. For a discussion of the risks, uncertainties and assumptions that could affect our future events, developments or results, you should carefully review the "Risk Factors," "Business," and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections in our Annual Report on Form 10‑K filed March 15, 2013. We are not obligated to release publicly any revisions to any forward-looking statements contained in this press release to reflect events or circumstances occurring after the date of this report and you should not expect us to do so.

CONTACT: Dollar Tree, Inc., Chesapeake
              Timothy J. Reid, 757-321-5284
              www.DollarTree.com

DOLLAR TREE, INC.
Condensed Consolidated Income Statements
(In millions, except per share data)
(Unaudited)

| | 13 Weeks Ended | |
	May 4, 2013	April 28, 2012
Net sales	$ 1,865.8	$ 1,723.6
Cost of sales	1,209.8	1,120.9
Gross profit	656.0	602.7
	35.2%	35.0%
Selling, general & administrative expenses	439.4	414.7
	23.6%	24.1%
Operating income	216.6	188.0
	11.6%	10.9%
Interest expense, net	0.6	0.5
Other (income) expense, net	0.4	(1.1)
Income before income taxes	215.6	188.6
	11.6%	10.9%
Income tax expense	82.1	72.5
Income tax rate	38.1%	38.4%
Net income	$ 133.5	$ 116.1
	7.2%	6.7%
Net earnings per share:		
Basic	$ 0.60	$ 0.50
Weighted average number of shares	224.2	231.5
Diluted	$ 0.59	$ 0.50
Weighted average number of shares	225.2	232.8

DOLLAR TREE, INC.
Condensed Consolidated Balance Sheets
(Dollars in millions)
(Unaudited)

	May 4, 2013	February 2, 2013	April 28, 2012
Cash and cash equivalents	$ 383.3	$ 399.9	$ 382.3
Merchandise inventories, net	1,009.5	971.7	875.0
Current deferred tax assets, net	14.5	22.5	17.9
Other current assets	82.5	79.4	29.2
Total current assets	1,489.8	1,473.5	1,304.4
Property and equipment, net	1,018.2	960.7	848.8
Goodwill	172.9	173.3	174.0
Deferred tax assets, net	29.4	28.3	19.2
Other assets, net	101.5	116.2	104.7
Total assets	$ 2,811.8	$ 2,752.0	$ 2,451.1
Current portion of long-term debt	$ 14.3	$ 14.3	$ 265.5
Accounts payable	392.6	346.5	319.1
Other current liabilities	184.1	235.8	187.0
Income taxes payable	72.0	79.6	44.4
Total current liabilities	663.0	676.2	816.0
Long-term debt, excluding current portion	257.0	257.0	—
Income taxes payable, long-term	5.2	5.6	15.7
Other liabilities	146.9	145.9	138.8
Total liabilities	1,072.1	1,084.7	970.5
Shareholders' equity	1,739.7	1,667.3	1,480.6
Total liabilities and shareholders' equity	$ 2,811.8	$ 2,752.0	$ 2,451.1
STORE DATA:			
Number of stores open at end of period	4,763	4,671	4,451
Total selling square footage (in millions)	41.2	40.5	38.6

The February 2, 2013 information was derived from the audited consolidated financial statements as of that date.

DOLLAR TREE, INC.
Condensed Consolidated Statements of Cash Flows
(In millions)
(Unaudited)

| | 13 Weeks Ended | |
	May 4, 2013	April 28, 2012
Cash flows from operating activities:		
Net income	$ 133.5	$ 116.1
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	45.1	41.8
Other non-cash adjustments to net income	23.7	20.9
Changes in operating assets and liabilities	(73.0)	(44.3)
Total adjustments	(4.2)	18.4
Net cash provided by operating activities	129.3	134.5
Cash flows from investing activities:		
Capital expenditures	(103.2)	(65.4)
Proceeds from maturities of restricted investments	15.0	—
Net cash used in investing activities	(88.2)	(65.4)
Cash flows from financing activities:		
Payments for share repurchases	(68.4)	(4.5)
Proceeds from stock issued pursuant to stock-based compensation plans	2.0	5.9
Tax benefit of exercises/vesting of stock-based compensation	9.0	23.8
Other	—	(0.2)
Net cash provided by (used in) financing activities	(57.4)	25.0
Effect of exchange rate changes on cash and cash equivalents	(0.3)	(0.1)
Net increase (decrease) in cash and cash equivalents	(16.6)	94.0
Cash and cash equivalents at beginning of period	399.9	288.3
Cash and cash equivalents at end of period	$ 383.3	$ 382.3